Direct Line: (212) 859-8689
Fax: (212) 859-4000 joshua.wechsler@friedfrank.com

June 21, 2019

VIA EDGAR AND HAND DELIVERY

Jay Williamson

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Private Middle Market Credit II LLC
Registration Statement on Form 10
File No. 000-56052 and 814-01307

Dear Mr. Williamson:

On behalf of Goldman Sachs Private Middle Market Credit II LLC (the “Company”), set forth below are the Company’s responses to the comments raised by the letter, dated May 31, 2019, of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Registration Statement on Form 10, filed on May 2, 2019 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with the responses to a particular comment set out immediately below the comment.

Concurrently, the Company is filing pre-effective amendment no. 1 (the “Amended Registration Statement”) to the Registration Statement via EDGAR. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

Securities and Exchange Commission

June 21, 2019

General

Item 1 Business, page 4

1.

On page 4 you state that, although you have “commenced exploring investment opportunities” you have not funded any investments. Please clarify whether you have any binding commitments to fund any investments and, if material, describe the terms of your agreement.

The Company has updated its disclosure on page 4 and 71 of the Amended Registration Statement to describe its funded investments to date.

2.

We note your strategy includes investing in first lien loans and unitranche loans – which you indicate are first lien loans that may extend deeper into a company’s capital structure than traditional first lien. It is our understanding that, in some instances, companies are issuing first lien debt without additional classes of subordinated debt, or less subordinated debt than was previously market standard. Please confirm if this is accurate; and, if material, disclose any changes to your investment analysis or risk levels as a result.

The Company acknowledges the comment and notes, in some instances, companies have been issuing first lien debt without (or with less) subordinated debt. The Company, however, cannot address the market as a whole. Further, the Company does not believe that investing in first lien and unitranche loans with or without subordinated debt has had a material impact on the Company’s investment analysis or risk levels to date.

3.

We note you provide an 80% policy tied to private middle-market credit obligations and related instruments which you define to include preferred stock and “other instruments” that provide exposure to such fixed-income instruments. Given where it falls in a company’s capital structure, please explain why you believe it is appropriate to include preferred stock in the definition of credit obligations. In addition, please describe what “other instruments” may be included in your 80% basket. Please advise and revise as necessary.

The Company has adopted a policy to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes), directly or indirectly in private middle-market “credit obligations and related instruments.” The Company respectfully believes that “credit obligations and related instruments” may be reasonably interpreted to suggest investments in income-producing securities, including preferred stock. The Company believes that preferred stock, which is often referred to as a hybrid security, possesses attributes similar to both equity and fixed income securities. For example, preferred stock typically has established dividends, similar to the fixed coupon typically paid on bonds, and typically is not a recipient of residual income like an equity dividend. While the dividends of a preferred stock are deferrable, there are similar fixed income securities (such as contingent capital notes) that also have deferrable coupon features.

Securities and Exchange Commission

June 21, 2019

The Company defines “credit obligations and related instruments” for purposes of this policy to include “other instruments” that provide exposure to such fixed-income instruments. These other instruments may not by definition be fixed-income instruments, but structurally have the underlying investment risk and return profile and income-payment profile of fixed-income instruments, such as an investment in the equity of a collateralized loan obligation.

4.

The disclosure on page 18 describing your revolving credit facility indicates the agreement will include “restrictions on certain operations.” To the extent your borrowing agreements, or your intended use of leverage more generally, materially impacts the types of investments you will invest in (e.g., industry/geographic concentration, credit metrics, position limits, etc.) please describe the impacts in an appropriate location. In addition, please disclose any material covenants that, if breached, would accelerate the repayment date under the facility.

The Company acknowledges the comment and confirms that the Company’s Revolving Credit Facility and its intended use of leverage do not impact materially the types of investments the Company will make. The Company has revised its disclosure on page 18 and 71 of the Amended Registration Statement to describe the material covenants under the Revolving Credit Facility that, if breached, would accelerate repayment under the facility.

5.

We note that your borrowing base is calculated based on unfunded commitments. Please note the staff’s view is that unfunded commitments are typically not an “asset” that can be used to calculate asset coverage ratios for purposes of complying with the Investment Company Act. Please confirm to us how you will determine your asset coverage ratio for purposes of complying with Section 18(a) of the Investment Company Act.

The Company confirms that unfunded capital commitments will not be used to determine the Company’s asset coverage ratio for purposes of complying with Section 18(a) of the Investment Company Act.

6.	Please disclose the basis for your statement that expenses borne by the company in the ordinary course on an annual basis “will not exceed an amount equal to 0.5% of aggregate commitments …”

The Company has revised its disclosure in the Amended Registration Statement on page 19 and 68 to reflect that GSAM has agreed to limit certain “Other Expenses” of the Company (excluding management fees, incentive fee, organizational and start-up expenses, leverage-related expenses, litigation and similar expenses) to the extent such expenses exceed on an annual basis an amount equal to 0.5% of the aggregate amount of commitments to the Company by its unitholders.

Item 1A Risk Factors, page 42

7.	On page 63 you disclose that you may form one or more collateralized loan obligation vehicles (CLO). With a view to disclosure in appropriate locations, please:

Securities and Exchange Commission

June 21, 2019

•	Tell us whether the transfer of loans into the CLO would be a realization event for purposes of calculating your incentive fee;

•	Tell us how loans will be selected for the CLO; and,

•	Disclose who will manage the CLO and any compensation they may receive for structuring and/or managing the CLO.

As disclosed in the Amended Registration Statement, the Incentive Fee is only calculated and paid to the Investment Adviser by the Company in respect of distributions to Unitholders. A realization event, including a transfer of loans to a CLO, would therefore not affect the calculation and payment of Incentive Fees to the Investment Adviser.

The Company does not currently intend to form a CLO. If it were to do so in the future, the Company would appoint an affiliate of the Company to act as manager, not an unaffiliated third party. Any fees that would be paid to this manager would be paid to the Company, not to GSAM.

The material risks regarding a CLO financing are disclosed on page 63 of the Amended Registration Statement, and the Company undertakes to add disclosure consistent with this comment in the event that it does form a CLO.

Item 7 Certain Relationships and Related Transactions, and Director Independence, page 80

8.

Please remove the statement on page 80 telling prospective unitholders that they “should” review the Adviser’s Form ADV for additional information about potential conflicts of interest. Please explain why the statement that a unitholder “is deemed to have assented to the potential conflicts of interest” is appropriate.

The Company respectfully acknowledges the Staff’s comment and has removed the above-referenced statements from the Amended Registration Statement.

Item 11 Description of Registrants Securities to be Registered, page 96

9.

The disclosure on page 98 indicates that, following the initial investment period, you will have the right to make drawdown requests to make additional investments. Please revise the disclosure here to discuss any limitations on your ability to make additional investments after the investment period.

The Company has revised the disclosure on page 98 to match the disclosure on page 23 to clarify that the Company is permitted to make additional investments in existing Portfolio Companies following the investment period.

Should you have any questions or comments with response to this filing, please call me Joshua Wechsler at (212) 859-8689 or Edward Welch at (212) 859-8313.

Securities and Exchange Commission

June 21, 2019

Sincerely,

/s/ Joshua Wechsler
Joshua Wechsler

cc:	Jonathan Lamm (Goldman Sachs Private Middle Market Credit II LLC)
Joseph McClain (Goldman Sachs Asset Management, L.P.)
Thomas J. Friedmann (Dechert LLP)
William Bielefeld (Dechert LLP)